

May 20, 2015

Via E-mail
Brian T. Moynihan
Chief Executive Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **Re:** **Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed April 29, 2015**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Global Wealth and Investment Management, page 42

Client Balances, page 43

1. We note that your assets under management (AUM) increased 10% during 2014 to $902.9 billion, and increased an additional $15 billion during the first quarter of 2015. In light of the significant increases in AUM during the periods, and the fact that these AUM inflows are disclosed as significant drivers in investment and brokerage services income during the respective periods, please provide the following information in future filings:

- Provide a rollforward of your AUM by investment strategy (i.e. equities, fixed income, other assets) that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments.
- Disclose the typical fee rates earned for each product type, or weighted average fee rate by investment strategy.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

2.   Your compensation discussion and analysis describes a number of factors that the Compensation and Benefits Committee considered in setting the compensation for each of the named executive officers. The factors include: the targeted mix of cash and equity variable compensation; the impact of overall company performance as well as business group performance; and the relative performance of Bank of America compared to your competitor groups. Finally, you provide a list of the performance highlights considered by the Compensation and Benefits Committee in making compensation decisions with regard to 2014 for each named executive.

In reading this section, an investor can readily understand what the Compensation and Benefits Committee considered in setting compensation amounts. However, the disclosure in this section does not go on to provide your shareholders with an explanation of how these various pieces of information resulted in the compensation awards included in the summary compensation table and presented in the table on page 35. We note that the discussion states that Mr. Moynihan's compensation was lower in 2014 compared to 2013, but does not disclose how the Compensation and Benefits Committee determined that the decline of $1 million in targeted compensation was the appropriate amount. Similarly, we note that the targeted compensation for each NEO declined in 2014 compared to the prior year, with variable compensation declining by between 7%-9%.

Please confirm that in future filings you will provide your investors with additional analysis as to how the factors that the Compensation and Benefits Committee considered resulted in the compensation awards reported in the compensation discussion and analysis.

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Regulatory Capital, Page 47

Basel 3 Liquidity Standards, page 58

3.   We note your discussion of the Liquidity Coverage Ratio that Bank of America and its insured depository subsidiaries must meet. In your disclosure, both in the Quarterly Report as well as in the related portion of your Annual Report, you state that you believe that Bank of America meets the LCR requirements on a fully phased in basis. Please tell us whether your subsidiaries that are insured depository institutions similarly met their LCR requirements, or provide us with an explanation of any material factors that might impact the LCR compliance of your subsidiaries.

Note 1 – Summary of Significant Accounting Policies, page 126

New Accounting Pronouncements, page 126

4.   We note your disclosure discussing the new disclosure guidance related to nature of collateral pledged in repurchase agreements accounted for as secured borrowings. However, we were unable to locate the disclosure required by ASC 860-30-50-7. Please advise, or revise future filings to include this required disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie at (202) 551-2714 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551-3419 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant